UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Monolithic Power Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

609839105

(CUSIP Number)

October 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Artis Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,378,131
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,378,131

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,378,131

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.3%

12. Type of Reporting Person (See Instructions) PN, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Artis Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,378,131
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,378,131

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,378,131

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.3%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stuart L. Peterson

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,378,131
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,378,131

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,378,131

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.3%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Artis Technology 2X Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,503,288
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,503,288

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,503,288

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 5.0%

12. Type of Reporting Person (See Instructions) CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Artis Microcap GP, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 137,486
7. Sole Dispositive Power 0
8. Shared Dispositive Power 137,486

9. Aggregate Amount Beneficially Owned by Each Reporting Person 137,486

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.5%

12. Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Monolithic Power Systems, Inc.

(b) Address of Issuer's Principal Executive Offices

983 University Avenue, Building A, Los Gatos, CA 95032

Item 2.

(a) The names of the persons filing this statement are:

Artis Capital Management, L.P. ("Artis"), Artis Capital Management, Inc. ("Artis Inc."), Artis Microcap GP, LLC ("Microcap GP"), Stuart L. Peterson and Artis Technology 2X Ltd. ("2X") (collectively, the "Filers")

(b) The principal business office of the Filers is located at:

One Market Plaza, Spear Street Tower, Suite 1700, San Francisco, CA 94105 (as to Artis, Artis Inc., Microcap GP and Mr. Peterson)

c/o Goldman Sachs (Cayman) Trust, Limited, P. O. Box 896, Harbour Centre, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands (as to 2X)

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 609839105

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Artis).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ x ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Artis Inc. and Mr. Peterson).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer. The positions reported for each Filer are as of close of trading on November 1, 2006, when 2X acquired beneficial ownership of more than five percent of the Stock of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Artis is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client, other than 2X, holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The filers are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group. Artis is a registered investment adviser and is the investment adviser of 2X. Artis Inc. is the general partner of Artis. Mr. Peterson is the president of Artis Inc. and the controlling owner of Artis and Artis Inc. Microcap GP is a wholly-owned subsidiary of Artis and is the general partner of a Cayman Islands exempted limited partnership to which Artis is the investment adviser. Each of Artis, Artis Inc., Microcap GP and Mr. Peterson disclaims beneficial ownership of the Stock, except to the extent of its or his pecuniary interest therein. In addition, the filing of this Schedule 13G by 2X should not be construed as an admission that it is, and 2X disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Artis, Artis Inc. and Mr. Peterson:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Microcap GP and 2X:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2006
ARTIS CAPITAL MANAGEMENT, L.P. By: /s/ John F. Milani John F. Milani, Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Artis Capital Management, L.P., a California limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 8, 2006
ARTIS CAPITAL MANAGEMENT, L.P. By: /s/ John F. Milani John F. Milani, Chief Operating Officer	ARTIS CAPITAL MANAGEMENT, INC. By: /s/ Stuart L. Peterson Stuart L. Peterson, President
/s/ Stuart L. Peterson Stuart L. Peterson	ARTIS TECHNOLOGY 2X LTD. By: Artis Capital Management, L.P., Attorney in Fact /s/ John F. Milani John F. Milani, Chief Operating Officer
ARTIS MICROCAP GP, LLC By: Artis Capital Management, L.P., Manager By /s/ John F. Milani John F. Milani, Chief Operating Officer

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